                                                         Free Writing Prospectus
                                                      Filed Pursuant to Rule 433
                                                  Registration No. 333-120522-07

[BEAR STEARNS LOGO]                                        [MORGAN STANLEY LOGO]

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                                      PWR13

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                                 $2,557,911,000
                                  (APPROXIMATE)
          BEAR STEARNS COMMERCIAL MORTGAGE SECURITIES TRUST 2006-PWR13

                                AS ISSUING ENTITY

                BEAR STEARNS COMMERCIAL MORTGAGE SECURITIES INC.

                                  AS DEPOSITOR

                     BEAR STEARNS COMMERCIAL MORTGAGE, INC.
                     WELLS FARGO BANK, NATIONAL ASSOCIATION
                    PRUDENTIAL MORTGAGE CAPITAL FUNDING, LLC
                      PRINCIPAL COMMERCIAL FUNDING II, LLC
                        NATIONWIDE LIFE INSURANCE COMPANY
                        PRINCIPAL COMMERCIAL FUNDING, LLC

                            AS MORTGAGE LOAN SELLERS

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                  COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES
                                SERIES 2006-PWR13

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                               SEPTEMBER 12, 2006

BEAR, STEARNS & CO. INC.                                          MORGAN STANLEY

CO-LEAD BOOKRUNNING MANAGER                          CO-LEAD BOOKRUNNING MANAGER

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                STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.
Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204. This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus is preliminary and is subject to completion or change. The information in this free writing prospectus supersedes information contained in any prior similar free writing prospectus relating to these securities prior to the time of your commitment to purchase. This free writing prospectus is not an offer to sell or solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.
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                                       T-1

                          $2,557,911,000 (APPROXIMATE)
          BEAR STEARNS COMMERCIAL MORTGAGE SECURITIES TRUST 2006-PWR13
                  COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES
                                SERIES 2006-PWR13

The second full paragraph on page S-139 of the free writing prospectus
(denominated as a prospectus supplement) dated August 31, 2006 (the "Free
Writing Prospectus"), is replaced in its entirety with the following:

     In the case of the multiple parcel pooled mortgage loan that is secured by the mortgaged property identified on Appendix B to this prospectus supplement as Plaza at Lake Park, representing approximately 0.3% of the initial mortgage pool balance (and 0.4% of the initial loan group 1 balance), the borrower may obtain a release of one or more parcels through partial prepayment of the pooled mortgage loan, subject to the satisfaction of, among other things, the conditions that (i) the loan-to-value ratio for the remaining portion of the property is not greater than 80% and (ii) the debt service coverage ratio (based on net operating income) for the remaining portion of the property is at least 1.30x.

The last paragraph on page S-140 of the Free Writing Prospectus is replaced in its entirety with the following:

     In the case of two cross-collateralized pooled mortgage loans secured by the mortgaged properties identified on Appendix B to this prospectus supplement as Heritage Center and Alhambra Retail, representing approximately 0.2% of the initial mortgage pool balance (and 0.2% of the initial loan group 1 balance), the borrower may obtain the release of either mortgaged property through defeasance of the related pooled mortgage loan, provided that a portion of the other pooled mortgage loan is concurrently partially defeased in an amount equal to 25% of the original principal amount of the pooled mortgage loan that is related to the property being released.

Note (1) to the table appearing on page D-3 of Appendix D to the Free Writing
Prospectus, and on page 16 of the free writing prospectus dated August 31, 2006 presenting certain structural and collateral information (the "Term Sheet"), in the applicable section titled "Mortgage Loan No 1 -- Alexandria Portfolio", is replaced in its entirety with the following:

     (1)  The other reserve consists of $9,276,039 for Genentech TI/LC costs related to building out its space, $905,344 for Genentech, and
          $1,729,200 for MJ Research which went dark shortly after being acquired by Bio-Rad in 2005. MJ Research is still paying rent on the space and the reserve shall be held as additional collateral for the loan until the borrower finds a replacement tenant acceptable to the lender.

Note (1) to the table appearing on page D-9 of Appendix D to the Free Writing
Prospectus, and on page 22 of the Term Sheet, in the applicable section titled
"Mortgage Loan No. 2 -- CSM Hotel Portfolio", is replaced in its entirety with the following:

     (1)  At origination, the borrower posted a letter of credit in the amount of $4,500,000 ("Marriott Minneapolis Reserve Funds"). So long as no event of default under the loan is continuing, the funds will be released to the borrower on the date that: (i) the property located in
          St. Louis Park, Minnesota achieves underwritable cash flow of
          $2,421,864 on a trailing six-month basis annualized, and (ii) the portfolio achieves a DSCR on a trailing six-month basis annualized of
          1.40x, as further set forth in the mortgage loan documents.

The first full paragraph appearing on page D-10 of Appendix D to the Free
Writing Prospectus, and on page 23 of the Term Sheet, in the applicable section titled "Mortgage Loan No. 2 -- CSM Hotel Portfolio", is replaced in its entirety with the following:

     At origination, CSM Investors, Inc. executed two payment guarantees: (i) a guaranty in an amount that is limited to $12,900,000, plus certain expenses
     (the "Guaranty of Payment"), and (ii) a guaranty in an amount that is limited to $2,032,524, plus certain expenses (the "Debt Service Guaranty of
     Payment").

                                       T-2

                          $2,557,911,000 (APPROXIMATE)
          BEAR STEARNS COMMERCIAL MORTGAGE SECURITIES TRUST 2006-PWR13
                  COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES
                                SERIES 2006-PWR13

     The Guaranty of Payment may be released, provided that no event of default under the CSM Hotel Portfolio Loan has occurred and is continuing, on the date that: (a) the individual property located in St. Louis Park, Minnesota achieves underwritable cash flow of $2,421,864 on a trailing six-month basis annualized, and (b) the portfolio achieves a DSCR, as determined by lender, on a trailing six-month basis annualized of 1.40x. In addition, CSM
     Investors, Inc. is required to maintain a net worth of no less than $60 million during the term of the CSM Hotel Portfolio Loan.

Note (3) to the table appearing on page D-31 of Appendix D to the Free Writing
Prospectus, and on page 44 of the Term Sheet, in the applicable section titled
"Mortgage Loan No. 6 -- Fairmont Plaza Office", is replaced in its entirety with the following:

     (3)  An additional TI/LC reserve of $65,000 / month for the Knight-Ridder
          Inc and Merrill Lynch space will be collected from October 2006 through October 2008. TI/LC reserves for the loan are capped at
          $1,265,000.

The tables appearing on page D-46 of Appendix D to the Free Writing Prospectus, and on page 59 of the Term Sheet, in the applicable section titled "Mortgage
Loan No. 9 -- Le Pavillon", are replaced in their entirety with the following:

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                                   SUBJECT AND MARKET HISTORICAL OCCUPANCY, ADR, AND REVPAR

                       COMPETITIVE SET (1)                LE PAVILLON (2)                     PENETRATION FACTOR

     YEAR         ADR     OCCUPANCY    REVPAR       ADR      OCCUPANCY    REVPAR        ADR       OCCUPANCY       REVPAR
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     2003       $135.32     65.7%      $88.96     $127.37      79.7%      $101.51      94.1%       121.3%         114.1%
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     2004       $143.16     67.0%      $95.91     $138.13      81.0%      $111.89      96.5%       120.9%         116.7%
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   2005 (3)     $143.66     69.5%      $99.78     $163.79      84.3%      $138.07     114.0%       121.3%         138.4%
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T-12 03/06 (3)  $145.56     67.0%      $97.46     $156.02      79.1%      $123.42     107.2%       118.1%         126.6%
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(1)  The Competitive Set is based on data provided by STR Reports.

(2)  Based on the borrower provided operating statements.

(3)  Results are impacted by Hurricane Katrina.

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                                                      COMPETITIVE SET(1)(2)

                                   # OF       YEAR                          2005                           DEMAND SEGMENTATION
HOTEL                              ROOMS      BUILT       2005 ADR        OCCUPANCY      2005 REVPAR      (CORP./GROUP/LEISURE)
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LE PAVILLON - SUBJECT               226       1907         $163.79           84%           $138.07             10%/25%/65%
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Bourbon Orleans                     218       1817         $145.00           75%           $108.75             20%/20%/60%
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Crowne Plaza Astor                  707       2002         $145.00           60%            $87.00             30%/20%/50%
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Intercontinental New Orleans        479       1983         $135.00           70%            $94.50             40%/20%/40%
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Loews New Orleans                   285       2003         $155.00           75%           $116.25             30%/20%/50%
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Omni Royal Orleans                  346       1968         $154.00           80%           $123.20             30%/20%/50%
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(1)  Based on the appraisal.

(2)  There are six other primary and secondary competitive hotels (Hyatt
     Regency, Fairmont, Ritz-Carlton, Iberville Suites, Hotel Monaco and Park
     Plaza) that are closed due to Hurricane Katrina damages and may or may not re-open.

                                       T-3

                      STATEMENT REGARDING ASSUMPTIONS AS TO
               SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities described therein. Should you receive Information that refers to the "Statement Regarding Assumptions and
Other Information", please refer to this statement instead. The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value given to the inputs. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information
(paydown factors, rate resets, remittance reports and trustee statements).
Models used in any analysis may be proprietary, the results therefore, may be difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested using assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed facts and circumstances. Offering Documents contain data that is current as of their publication dates and after publication may no longer be accurate, complete or current. Contact your registered representative for Offering Documents, current
Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by Bear Stearns or any other person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market at any time, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns or may be assigned to any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: Bear Stearns and/or individuals associated therewith may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates.
We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to
ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision.

                                       T-4